
October 8, 2024

Brad K. Heppner
Chief Executive Officer
Beneficient
325 North St. Paul Street, Suite 4850
Dallas, TX 75201

> **Re: Beneficient**
> **Amendment No. 1 to the Registration Statement on Form S-3**
> **Filed September 24, 2024**
> **File No. 333-281694**

Dear Brad K. Heppner:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2024 letter.

Amendment No. 1 to the Registration Statement on Form S-3

General

1.   It appears that you are relying on General Instruction I.B.6 for Form S-3 eligibility as to the Standby Equity Purchase Agreement with Yorkville. Please include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form. In addition, please tell us how Yorkville plans to comply with this limitation.

<u>Selling Stockholders, page 80</u>

2.   We note your response to prior comment 3 and your revised disclosure. It appears that you are only listing Yorkville's share ownership based on the 9.99% beneficial ownership limitation contained in the Standby Equity Purchase Agreement. Please tell us the basis for doing so or revise to include all shares of which Yorkville is a beneficial owner.

        Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Matthew L. Fry, Esq.